[redacted]

08029212

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC 106

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SEC FILE NUMBER
8-46008

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Heartland Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1839 Lake St. Louis Blvd.
(No. and Street)

Lake St. Louis	Missouri	63367
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Hoff — 636-625-0900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anders Minkler & Diehl LLP
(Name – *if individual, state last, first, middle name*)

705 Olive Street 10th Floor	St. Louis	Missouri	63101
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/11

SD 3/20/08

OATH OR AFFIRMATION

I, David Hoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Heartland Capital, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

David M. Hoff
Signature

President
Title

Gail Louise Evans
Notary Public

GAIL LOUISE EVANS
Notary Public - Notary Seal
State of Missouri, St Charles County
Commission # 07493350
My Commission Expires Dec 23, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST HEARTLAND CAPITAL, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2007
AND
INDEPENDENT AUDITORS' REPORT

Contents

AMD anders minkler & diehl llp
CPAs + Consultants

Independent Auditors' Report

Board of Directors
First Heartland Capital, Inc.
St. Louis, Missouri

We have audited the accompanying statement of financial condition of First Heartland Capital, Inc. as of December 31, 2007, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Heartland Capital, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anders Minkler & Diehl LLP

February 13, 2008

705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com

First Heartland Capital, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS

Cash and cash equivalents	$ 1,878,158
Concessions receivable	399,565
Representative receivable	79,162
Due from related party	74,215
Due from officer	6,669
Deposits	90,412
Investments	9,335
Property and equipment, net of accumulated depreciation	199,760
Total Assets	$ 2,737,276

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Clearing fees payable	$ 58,401
Commissions payable	379,485
Customer break point payable	8,382
Due to related party	38,603
Payroll liabilities	2,210
Total Liabilities	487,081
Stockholders' Equity	
Common stock, no par value, authorized 30,000 shares, issued and outstanding 3,000 shares	30,000
Additional paid-in capital	15,000
Retained earnings	2,205,195
Total Stockholders' Equity	2,250,195
Total Liabilities and Stockholders' Equity	$ 2,737,276

First Heartland Capital, Inc.

STATEMENT OF INCOME

For The Year Ended December 31, 2007

REVENUES	
Concessions	$ 22,523,197
Administrative fees, net	517,017
Interest income	90,325
	23,130,539
EXPENSES	
Advertising	55
Bank and credit charges	14,227
Clearing fees	640,964
Commissions	18,805,685
Computer expense	159,533
Contributions	250
Depreciation	60,133
Dues and subscriptions	3,365
Leaders Club	222,007
Legal fees	58,181
Office expense	26,596
Professional fees	21,245
Retirement plan expense	95,043
Salaries	1,601,599
Taxes	121,758
	21,830,641
INCOME FROM OPERATIONS	1,299,898
OTHER INCOME (EXPENSE)	
Interest expense	(92)
Representative reimbursements	239,975
Other income	43,070
	282,953
NET INCOME	$ 1,582,851

First Heartland Capital, Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For The Year Ended December 31, 2007

	Common Stock		Additional		
	Number of Shares	Amount of Stock	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2006	3,000	$ 30,000	$ 15,000	$ 1,960,344	$ 2,005,344
Net income	-	-	-	1,582,851	1,582,851
Distributions paid	-	-	-	(1,338,000)	(1,338,000)
Balance, December 31, 2007	3,000	$ 30,000	$ 15,000	$ 2,205,195	$ 2,250,195

See acccompanying notes to financial statements

First Heartland Capital, Inc.
STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	1,582,851
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		60,133
(Increase) decrease in assets:		
Concessions receivable		379,905
Representative receivable		(43,841)
Due from related party		(74,215)
Due from officer		(6,669)
Deposits		(13,660)
Increase (decrease) in liabilities:		
Clearing fees payable		(4,436)
Commissions payable		(363,934)
Due to related party		38,603
Payroll liabilities		1,585
Net Cash Provided by Operating Activities		1,556,322
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment		33,850
Net Cash Used in Investing Activities		33,850
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions paid		1,338,000
Net Cash Used in Financing Activities		1,338,000
INCREASE IN CASH AND CASH EQUIVALENTS		184,472
CASH AND CASH EQUIVALENTS, Beginning of year		1,693,686
CASH AND CASH EQUIVALENTS, End of year	$	1,878,158

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:		
Interest	$	92

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

First Heartland Capital, Inc. (the "Company") was incorporated in Missouri on March 23, 1993 and is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company's customer base includes other brokers and dealers as well as individuals, all of which effect transactions in a wide array of financial instruments.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company was in compliance with both of the above-stated net capital rules.

Cash and Cash Equivalents

The Company considers all temporary cash investments as cash equivalents. These temporary cash investments are securities held for cash management purposes, having original maturities of three months or less.

Included in cash and cash equivalents at December 31, 2007 is $1,668,146 which is not covered under FDIC insurance.

Investments

Investments owned by the Company are considered trading securities, which are held for resale in anticipation of future market movements. These investments consist of equity securities stated at market value.

Investment transactions are recorded on a trade-date basis.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation, computed using straight line methods. The assets are depreciated over the shorter of their lease term or useful lives, which is estimated to be 5 years.

Advertising

Advertising costs, which totaled $55 for the year ended December 31, 2007, are expensed as incurred and included in operating expenses.

Income Taxes

Effective October 1, 2005, the owners of the Company elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Earnings and losses after that date are included in the personal income tax returns of the owners. Accordingly, the Company no longer incurs income tax obligations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from these estimates.

B. PROPERTY AND EQUIPMENT

Property and equipment consist of:

Computer hardware	$ 219,788
Computer software	115,716
Furniture and fixtures	4,500
	340,004
Less: Accumulated depreciation	140,244
	$ 199,760

Depreciation charged against income amounted to $60,133 for the year ended December 31, 2007.

C. RETIREMENT PLAN

The Company has a qualified, contributory profit sharing plan covering eligible full-time employees which qualifies under Section 401(k) of the Internal Revenue Code. The plan provides for discretionary and matching contributions by the Company in such amounts as the owners may annually determine. The Company made contributions of $95,043 during the year ended December 31, 2007.

D. RELATED PARTY TRANSACTIONS

Leasing Arrangements

The Company leases its offices in Lake St. Louis, Missouri from an affiliated corporation which the owners of the Company also control. The affiliated corporation leases the offices from a limited liability company which is controlled by the owners. Rent expense amounted to $71,567 for the year ended December 31, 2007. This expense is recorded with the Administrative Fees discussed below.

Administrative Fees

The Company pays an administrative fee to First Heartland Corporation, which is controlled by the Company's owners, for its share of certain operating expenses. Administrative fees consist of payroll, rent, and other operating expenses and are allocated on a per employee basis. Allocations have been based primarily on actual time spent by Company employees with respect to each entity. The Company believes that such allocation methods are reasonable. Administrative fees totaled $353,977 for the year ended December 31, 2007. These fees are netted against administrative fee income received from affiliated entities. At the end of the year, there was a related party receivable of $74,215 and a related party payable of $38,603 for one month of unpaid administrative fees and income.

E. FINANCIAL INSTRUMENTS WITH OFF BALANCE-SHEET RISK

In the normal course of business, the Company's customer and clearing agent clearance activities involve the execution and settlement of various customer security transactions. These activities may expose the Company to off balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

F. CONTINGENCIES

Litigation

In the normal course of business the Company is party to litigation and arbitration actions involving their broker activities. The Company is currently a named party in ongoing litigation involving the sale of fictitious financial products by a sales representative formerly associated with the Company. The lawsuits allege losses of approximately $9,000,000. Approximately $4,500,000 of the losses are alleged to have occurred while the representative was associated with the Company. Management believes the allegations against the Company are without merit, and they will not be held liable. Thus, there is no reasonable estimate of potential loss available at December 31, 2007.

SUPPLEMENTARY INFORMATION
REQUIRED BY
THE SECURITIES AND EXCHANGE COMMISSION

First Heartland Capital, Inc.
Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1
Schedule 1
December 31, 2007

Total Stockholders' Equity	$ 2,250,195
Less non-allowable assets:	
Investments	9,335
Company's portion of aged concessions receivable	21,808
Property and equipment, net	199,760
Representative receivable	79,162
Due from related party	74,215
Due from officer	6,669
Central Registration Depository account	20,412
National Securities Clearing Corporation deposit	20,000
Total non-allowable assets	431,361
Net capital before haircuts on securities positions	1,818,834
Haircuts on money market funds	37,379
Net Capital	$ 1,781,455
Aggregate Indebtedness	
Items included in statement of financial condition:	
Clearing fees payable	58,401
Commissions payable	379,485
Due to related party	38,603
Payroll liabilities	2,210
Items not included in statement of financial condition:	
Pending litigation	4,550,594
Total aggregate indebtedness	$ 5,029,293
Minimum net capital required (the greater of $50,000 or 6 2/3% of total aggregate indebtedness)	$ 335,286
Minimum dollar net capital requirement	$ 50,000
Minimum capital requirement (greater of above)	$ 335,286
Excess net capital	$ 1,446,169
Excess net capital at 1000% (as defined on FOCUS)	$ 1,278,525
Ratio of aggregate indebtedness to net capital	2.82 to 1

There are no differences between the audited Computation of Net Capital above and the Company's corresponding computation in the unaudited Part IIA Focus Report.

First Heartland Capital, Inc.
EXEMPTIVE PROVISION UNDER RULE 15c3-3
Schedule 2
December 31, 2007

An exemption from Rule 15c3-3 is claimed as the broker-dealer does not hold customer funds or securities. All accounts are on a fully disclosed basis.

Therefore the schedules of "Computation For Determination of Reserve Requirements Under Rule 15c3-3" and "Information Relating To The Possession or Control Requirement Under Rule 15c3-3" are not applicable.

AMD anders minkler & diehl llp

CPAs + Consultants

Independent Auditors' Supplementary Report on Internal Control

Board of Directors
First Heartland Capital, Inc.
St. Louis, Missouri

In planning and performing our audit of the financial statements of First Heartland Capital, Inc. as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting, as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13 or
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

February 13, 2008

END